Exhibit 99(a)

August 3, 1999

Mr. Alvin Weinstein, Ms. Joan Weinstein
 and Mr. David Weinstein
1359 Broadway
Fourth Floor
New York, New York

                        Tender Facility Commitment Letter

Ladies and Gentlemen:

            You have advised The Chase Manhattan Bank ("Chase") that you intend to form or cause to be formed a holding company organized under the laws of the State of Delaware ("Newco"), which will make a friendly tender offer (the "Tender Offer") for all of the issued and outstanding shares of all classes of common stock, par value $.01 per share (the "Shares"), of a corporation identified to us as "Target," a Delaware corporation (the "Target"). Newco will receive a capital contribution (the "Investor Contribution") from you consisting of not less than 61.08% of all outstanding Shares. The Investor Contribution will be comprised of approximately 51.01% of all outstanding Shares of class A common stock and approximately 77.04% of all outstanding Shares of class B common stock. Each reference in this Commitment Letter or the Term Sheet (as defined below) to a percentage of Shares or percentage of outstanding Shares shall mean such percentage determined on a fully diluted basis after giving effect to the exercise of any warrants, options, conversion privileges or similar rights.

            You have advised Chase that prior to commencement of the Tender Offer Newco and Target will have entered into an agreement and plan of merger in the form previously delivered to us (in such form, referred to herein as the "Merger Agreement") providing for the merger (the "Merger") of Newco with and into Target (with Target as the surviving entity) as soon as practicable after completion of the Tender Offer pursuant to the terms of which shareholders of Target will be offered cash consideration not to exceed $7.875 per Share. The Merger Agreement provides, among other things, that each shareholder of Target (other than Newco and other than shareholders that have perfected appraisal rights) that has not participated in the Tender Offer will, upon consummation of the Merger, receive a cash merger price per Share equal to $7.875. The Tender Offer and the Merger are collectively referred to herein as the "Transactions."

            We understand that to finance the Tender Offer and certain related expenses, Newco will require a senior credit facility of $12,500,000 (the "Tender Facility") and will receive the Investor Contribution.

            Chase is pleased to advise you of its commitment to provide that entire amount of the Tender Facility upon and subject to the terms and conditions set forth or referred to in this Commitment Letter and/or the Summary of Principal Terms and Conditions attached hereto as Exhibit A (the "Term Sheet"). As consideration for Chase's commitment hereunder, you agree to pay and agree to cause Newco to pay Chase the nonrefundable fees described in the Term Sheet and the Fee Letter dated the date hereof and delivered herewith (the "Fee Letter"). To the extent that the Fee Letter amends, supplements or otherwise modifies any of the terms hereof (including the terms of the Term Sheet), the terms of the Fee Letter shall be controlling.

            You hereby represent and covenant that (a) all information other than forecasts and projections

("Information") concerning each of you, Newco, Target, its subsidiaires and the Transactions that has been or will be made available to Chase by or on behalf of any of you, Newco, Target, its subsidiaries or any authorized representatives of any of the foregoing is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) all forecasts and projections that have been or will be made available to Chase by or on behalf of any of you Newco, Target, its subsidiaries or any authorized representatives of any of the foregoing have been or will be prepared in good faith based upon assumptions that are reasonable at the time made and at the time the related materials are furnished to Chase. You agree that if, at any time from and including the date hereof until the closing of the Tender Facility, any of the representations in the preceding sentence would be incorrect if the Information, forecasts and projections were being furnished, and such representations were being made, at such time, then you will promptly supplement the Information, forecasts and projections previously furnished to Chase so that the representations will be complete and correct under those circumstances.

            Chase's commitment hereunder is subject to (a) Chase's completion of, and satisfaction in all respects with, its ongoing due diligence investigation of Newco, Target, its subsidiaries and the Transactions, (b) Chase's not having become aware of information not previously disclosed to Chase that Chase reasonably believes to be materially inconsistent with its understanding, based on information provided to Chase prior to the date hereof, of the business, operations, properties, assets, condition (financial or otherwise), liabilities, prospects or material agreements of any of you, Target, its subsidiaries and Newco, (c) there not having occurred events or changes that would have or could reasonably be expected to have, individually or in the aggregate, a material adverse change in the business, operations, assets, liabilities, prospects or material agreements of Newco since its formation or of Target or any of its subsidiaries since May 31, 1999 or of any of you since the date hereof, (d) Chase's satisfaction in all respects (i) that the structure of the Tender Offer and the Merger are consistent with the terms set forth in the Merger Agreement, this Commitment Letter and the Term Sheet and are otherwise satisfactory to Chase with respect to all tax, legal, accounting and other matters, (ii) with the terms and conditions of the Tender Offer and all other agreements to be entered into in connection with the Transactions, (iii) with the capitalization, structure and equity ownership of Newco and Target and its subsidiaries after giving effect to the Transactions, and (iv) with the terms and conditions of all material agreements of Newco and Target and its subsidiaries, (e) the negotiation, execution and delivery of definitive documentation with respect to the Tender Facility satisfactory to Chase and its counsel and (f) the other conditions set forth in the Term Sheet.

            By executing this Commitment Letter you agree, and agree to cause Newco, jointly and severally, to (a) indemnify and hold harmless Chase and its officers, directors, employees, affiliates, agents and controlling persons from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such indemnified party may become subject arising out of or in connection with this Commitment Letter, the Fee Letter, the Term Sheet, the Transactions or the Tender Facility or any related transaction or claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any such indemnified party is a party thereto, and to reimburse each such indemnified party upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing; provided, that the foregoing indemnity will not, as to any such indemnified party, apply to losses, claims, damages, liabilities or expenses to the extent to the extent same are found by a final, nonappealable judgment of a court to have resulted from the willful misconduct or gross negligence of such indemnified party, and (b) to reimburse Chase from time to time upon demand for all reasonable fees and out-of-pocket expenses incurred by Chase (including, without limitation, out-of-pocket expenses of Chase's due diligence investigation, travel expenses, consultant's fees and expenses and reasonable fees, charges and disbursements of counsel) in connection with the preparation of this Commitment Letter, the Term Sheet, the Fee Letter and the definitive documentation for the Tender Facility and the security arrangements in connection therewith. Notwithstanding any other provision of this Commitment Letter, the Term Sheet, the Fee Letter or any other document, no indemnified party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems, or for any special, indirect, consequential or punitive damages in connection with its activities related to the Tender Facility.


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

            You acknowledge that Chase and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Neither Chase nor any of its affiliates will use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you in connection with its performance of services for other companies, and neither Chase nor any of its affiliates will furnish any such information to other companies. You also acknowledge that neither Chase nor any of its affiliates has any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, Newco, Target or any of their respective affiliates, confidential information obtained by Chase or any of its affiliates from other companies.

            This Commitment Letter and Chase's commitment hereunder shall not be assignable by you without the prior written consent of Chase and any attempted assignment without such consent shall be null and void. Neither this Commitment Letter, nor the Fee Letter nor the Term Sheet may be amended or any provision hereof waived or modified except by an instrument in writing signed by each of you and Chase. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

            You hereby agree that you will not disclose this Commitment Letter, the Term Sheet, the Fee Letter, the contents of any of the foregoing or the activities of Chase pursuant hereto or thereto to any party without the prior written approval of Chase, except that you may disclose (a) this Commitment Letter, the Term Sheet and the Fee Letter and the contents hereof and thereof
(i) to your respective attorneys, accountants and advisors on a confidential and need-to-know basis and (ii) as may be compelled in a judicial or administrative proceeding (in which case you agree to inform us promptly thereof); provided, that if you shall have previously accepted this Commitment Letter in accordance with the terms hereof, you may deliver a copy of this Commitment Letter and the Term Sheet (but not the Fee Letter) to the Target and its advisors for their review in connection with the Transactions.

            The compensation, reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation relating to the Tender Facility shall be executed and delivered and notwithstanding the termination of this Commitment Letter or Chase's commitment hereunder.

            If the foregoing correctly set forth our mutual agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by (i) signing in the appropriate space provided below and returning to Chase the enclosed duplicate originals of this Commitment Letter and the Fee Letter not later than 5:00 p.m. (New York time) on August 4, 1999 and (ii) paying to Chase the fees payable pursuant to the Fee Letter upon such acceptance. Chase's commitment hereunder will expire at such time in the event that Chase has not received such acceptance in accordance with the immediately preceding sentence. In the event that the initial borrowing under the Tender Facility does not occur on or before October 31, 1999, then this Commitment Letter and Chase's commitments hereunder shall terminate automatically.

            Chase is pleased to have been given the opportunity to assist with the financing of the Transactions.

                                            Very truly yours,

                                            THE CHASE MANHATTAN BANK


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

                                            By: /s/ David Gibbs
                                                --------------------------
                                                Name:  David Gibbs
                                                Title: Vice President

Accepted and agreed to as
of the date first above written by:

/s/ Alvin Weinstein
-----------------------------------
Mr. Alvin Weinstein

/s/ Joan Weinstein
-----------------------------------
Ms. Joan Weinstein

/s/ David Weinstein
-----------------------------------
Mr. David Weinstein


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

                                                                     Exhibit A

                                   $12,500,000

                    Summary of Principal Terms and Conditions

                                 Tender Facility

                                 August 3, 1999

                             ----------------------

            The following sets forth terms and conditions for a $12,500,000 Senior Secured Credit Facility that will be available to a holding company organized under the laws of the State of Delaware ("Newco") in connection with Newco's proposed friendly tender offer (the "Tender Offer") of not more than $7.875 per share for all of the issued and outstanding shares of common stock, par value $.50 per share (the "Shares"), of a corporation identified to us as "Target," a Delaware corporation (the "Target"), pursuant to an agreement and plan of merger in the form previously delivered to Chase (as defined below) (in such form, referred to herein as the "Merger Agreement") providing for the merger (the "Merger") of Newco with and into Target (with Target as the surviving entity) as soon as practicable after completion of the Tender Offer pursuant to the terms of which shareholders of Target will be offered cash consideration not to exceed $7.875 per Share. Prior to consummation of the Tender Offer, Newco shall receive a capital contribution (the "Investor Contribution") consisting of not less than 61.08% of all outstanding Shares. The Investor Contribution will be comprised of approximately 51.01% of all outstanding Shares of class A common stock and approximately 77.04% of all outstanding Shares of class B common stock.

I. Parties

Borrower:               Newco

Guarantors:             Alvin Weinstein, Joan Weinstein and David Weinstein will
                        provide unlimited, joint and several guarantees of obligations arising under the Tender Facility.
                        Shareholders of Newco other than these three individuals will provide limited recourse guarantees of obligations arising under the Tender Facility, with recourse limited exclusively to the capital stock of Newco pledged to Chase by such shareholder as contemplated below.

Lender:                 The Chase Manhattan Bank ("Chase")

II. Tender Facility

Amount:                 $12,500,000 (the "Tender Facility")

Availability:           Loans under the Tender Facility (the "Tender Loans")
                        will be available for multiple drawings during the period commencing on the earliest date (in no event later than October 31, 1999) on which Newco accepts any Shares for payment (excluding Shares contributed to Newco pursuant to the Investor Contribution) in and pursuant to the terms of the Tender Offer (the "Closing
                        Date") and ending on the fifth business day following the Closing Date; provided, that in no event may the amount of the Tender Loans made available to Newco exceed 50% of the aggregate value of all Shares which have been pledged by Newco to Chase as described below (such value to be based on a per


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

                        Share value of $7.875).

Amortization:           The Tender Loans will be repayable upon the "Maturity
                        Date," defined as the earliest to occur of (i) the date that the Merger is consummated and (ii) the date that is 120 days after the Closing Date.

Purpose:                The proceeds of the Tender Loans will be used to finance
                        (a) the acquisition by Newco of Shares in accordance with the Merger Agreement and (b) the payment of interest, fees and other expenses incurred in connection with the Transactions.

III. Certain Payment Provisions

Interest Rate:          The rate of interest publicly announced by Chase as its
                        Prime Rate.

Default Rate:           At any time when Newco is in default in the payment of
                        any principal, interest, fees or other amounts due under the Tender Facility, such amount shall bear interest at 2% above Chase's Prime Rate.

Rate Basis:             All per annum rates shall be calculate on the basis of a
                        year of 360 days.

Interest Payment:       Interest on the Tender Loans shall be due and payable on
                        the Maturity Date and thereafter upon demand.

Fees:                   As set forth in the attached Fee Letter.

Optional Prepayments
       and
Commitment Reductions:  Newco may prepay the Tender Loans and/or reduce the
                        Tender Facility in whole or in part (subject to minimum amounts to be agreed upon) at any time without penalty. Amounts prepaid in respect of the Tender Loans may not be reborrowed.

Mandatory Prepayments:  If at any time the aggregate amount of the outstanding
                        Tender Loans together with accrued interest thereon exceeds 50% of the aggregate value of all Shares which have been pledged by Newco to Chase as described below (such value to be based on a per Share value of $7.875), then Newco shall be required to prepay the Tender Loans in an amount sufficient to eliminate such excess.

IV. Collateral

Collateral:             The obligations of Newco in respect of the Tender
                        Facility shall be secured by a perfected first priority security interest in all of the capital stock of Newco and all Shares owned by Newco, whether acquired in the Tender Offer or otherwise.

V. Certain Conditions

Initial Conditions:     The availability of the Tender Facility shall be
                        conditioned upon satisfaction of, among other things, the following conditions precedent on or before October
                        31, 1999:

                        (a) Newco and the Guarantors shall have executed and delivered


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

                              satisfactory definitive documentation with respect to the Tender Facility (the "Credit
                              Documentation").

                        (b) The Merger Agreement shall not have been amended, supplemented or otherwise modified without the prior written consent of Chase and Chase shall have had an opportunity to review and shall be satisfied in all respects with the terms and conditions of (i) the Tender Offer and all other agreements to be entered into in connection with the Transactions and (ii) all materials, agreements and documents filed publicly by Newco or Target in connection with the Trnasactions.

                        (c) The Board of Directors of Target (including a majority of the independent Directors) shall have approved the Tender Offer.

                        (d)   Newco shall have received the Investor
                              Contribution.

                        (e) Prior to or concurrently with the making of the initial Tender Loans Newco shall have acquired Shares in accordance with the Merger Agreement and there shall not have been any material change in the number of Shares outstanding on the date hereof.

                        (f) Newco shall have no outstanding indebtedness, liens or preferred equity other than indebtedness and liens under the Tender Facility.

                        (g) All governmental, shareholder and third party approvals (including debtholders', landlords' and other consents) necessary or advisable in connection with the Tender Offer, the Merger, the Tender Facility and/or the continuing operations of Newco and Target after consummation of the Tender Offer and the Merger, shall have been obtained and be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority that would restrain, prevent or otherwise impose adverse conditions on the Tender Offer, the Merger or the financing thereof. Without limiting the foregoing, Chase shall be satisfied that consummation of the Transactions would not constitute (i) a default or event of default under Target's existing Note Purchase Agreement with John Hancock Mutual Life Insurance Company or the senior notes issued thereunder or (ii) an event otherwise requiring repayment of all or any portion of the indebtedness outstanding under said note purchase agreement and notes. There shall be no order, injunction or restraining order that would prevent or delay the consummation of or impose adverse conditions on the Tender Offer or the Merger.

                        (h) Chase shall have received (i) a satisfactory projected pro forma balance sheet of Newco and Target and its subsidiaries as at the Closing Date and after giving effect to the Tender Offer and the financing contemplated hereby, consistent with the statement of proposed sources and uses previously furnished to Chase.

                        (i) Chase shall have received all fees and expenses required to be paid to it on or before the Closing Date, whether pursuant to the Fee Letter, the Credit Documentation or otherwise.

                        (j) Chase shall have received such legal and solvency opinions and such


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

                        other documents and instruments as are customary for transactions of this type or as Chase may reasonably request.

On-Going Conditions:    The making of each Tender Loan shall be conditioned upon
                        (a) the accuracy of all representations and warranties in the Credit Documentation (including, without limitation the material adverse change and litigation representations) and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such Tender Loan.

VI. Certain Documentation Matters

                        The Credit Documentation shall contain representations, warranties, covenants and events of default customary for financings of the type contemplated herein and other terms reasonably deemed appropriate by Chase in the context of the Transactions, including, without limitation:

Representations
and Warranties:         Financial statements (including pro forma financial
                        statements); absence of undisclosed liabilities; no material adverse change; corporate existence; compliance with law; corporate power and authority; enforceability of Credit Documentation; no conflict with law or contractual obligations, no material litigation; no default; ownership of property; no third party indebtedness or liens; no burdensome restrictions;
                        intellectual property; taxes, Federal Reserve regulations; ERISA; Investment Company Act:
                        subsidiaries; environmental matters; solvency; labor matters; year 2000 matters; accuracy of disclosure;
                        creation and perfection of liens in favor of Chase

Affirmative Covenants:  Delivery of financial statements, reports, officer's certificates and other materials and information requested by Chase; payment of obligations; continuation of business and maintenance of existence, rights and privileges; compliance with laws and contractual obligations; maintenance of property and insurance; maintenance of books and records; notices of defaults, litigation and other material events; and further assurances (including, without limitation, with respect to security interests in favor of Chase in after-acquired property)

Negative Covenants:     Limitations on indebtedness; liens; guarantee
                        obligations; mergers, consolidations, liquidations and dissolutions (but permitting the Merger); sales of assets; leases; dividends and other payments; capital expenditures; investments; loans and advances;
                        modification of agreements; transactions with affiliates; sale/leasebacks; changes in fiscal year;
                        negative pledges; changes in lines of business; changes in passive holding company status of Newco

Events of Default:      Nonpayment of principal, interest, fees or other amounts
                        when due; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of certain affirmative covenants to a grace period to be agreed upon); cross-default; bankruptcy events; certain
                        ERISA events; material judgments; actual or asserted invalidity of any guarantee or security document or security interest; change of control

Expenses and
Indemnification:        Newco will pay all reasonable expenses and charges of
                        Chase incurred in connection with the preparation, execution and delivery, administration and enforcement, as well as waivers and modifications, of the Credit
                        Documentation (including the reasonable fees, charges and disbursements of Chase's counsel), as well as all documentary taxes (if any). Chase, its officers, directors,


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

                        employees, advisors, agents and affiliates will have no liability for, and will be indemnified and held harmless against, any and all losses, claims, damages, liabilities and expenses arising out of or relating to the Tender Facility, the proposed use of proceeds thereof, the Tender Offer, the Merger or other transactions contemplated herein, except to the extent same are found by a final, nonappealable judgment of a court to have resulted from the gross negligence or willful misconduct of the indemnified party.

Assignments and
Participation:          Chase will be permitted to participate and assign loans,
                        notes and commitments without the consent of Newco or the Guarantors.

Governing
Law and Forum:          State of New York

Counsel to Chase:       Kaye, Scholer, Fierman, Hays & Handler, LLP


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

August 3, 1999

Mr. Alvin Weinstein, Ms. Joan Weinstein
 and Mr. David Weinstein
1359 Broadway
Fourth Floor
New York, New York

                           Tender Facility Fee Letter

Ladies and Gentlemen:

            Reference is made to the Commitment Letter dated the date hereof (including the attached Term Sheet, the "Commitment Letter") between us and you regarding the Transactions and tender offer financing described therein. Capitalized terms used but not defined herein are used with the meanings assigned to them in the Commitment Letter. This letter agreement is the Fee Letter referred to in the Commitment Letter.

            As consideration for Chase's commitment under the Commitment Letter, you agree jointly and severally to pay to Chase an underwriting fee in an amount equal to $125,000. You hereby agree that such fee is fully earned upon your acceptance of the Commitment Letter, although it shall be payable in two equal installments. The first installment of $62,500 shall be payable upon, and shall be a condition precedent to, your acceptance of the Commitment Letter. The second installment of $62,500 shall be payable on the Closing Date (as defined in the Term Sheet attached to the Commitment Letter).

      You agree that, once paid, the fees or any part thereof payable hereunder and under the Commitment Letter shall not be refundable under any circumstances, regardless of whether the transactions or borrowings contemplated by the Commitment Letter are consummated. All fees payable hereunder and under the Commitment Letter shall be paid in immediately available funds and shall be in addition to your compensation, reimbursement and indemnity obligations arising under the Commitment Letter and/or the Credit Documentation.

      It is understood and agreed that this Fee Letter shall not constitute or give rise to any obligation to provide any financing; such an obligation will arise only to the extent provided in the Commitment Letter if accepted in accordance with its terms. This Fee Letter may not be amended, modified or waived except by an instrument in writing signed by Chase and each of you. This Fee Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Fee Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Fee Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

      You agree that this Fee Letter and its contents are subject to the confidentiality provisions of the Commitment Letter.

      Please confirm that the foregoing is our mutual understanding by signing and returning to us an executed counterpart of this Fee Letter.

                                            Very truly yours,

                                            THE CHASE MANHATTAN BANK

                                              By: /s/ David Gibbs
                                                  --------------------------
                                                  Name:  David Gibbs
                                                  Title: Vice President

Accepted and agreed to as
of the date first above written by:

/s/ Alvin Weinstein
-----------------------------------
Mr. Alvin Weinstein

/s/ Joan Weinstein
-----------------------------------
Ms. Joan Weinstein

/s/ David Weinstein
-----------------------------------
Mr. David Weinstein